UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DUNKIN’ BRANDS GROUP, INC.

(Name of Subject Company)

DUNKIN’ BRANDS GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Class of Securities)

W. David Mann

Senior Vice President, Chief Legal Officer

130 Royall Street

Canton, Massachusetts 02021

(781) 737-5149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jane D. Goldstein

Craig E. Marcus

Sarah H. Young

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents related to the proposed acquisition of Dunkin’ Brands Group, Inc. (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 30, 2020, by and among the Company, Inspire Brands, Inc. (“Inspire”) and Vale Merger Sub, Inc.

1.

Joint Press release, dated October 30, 2020, issued by the Company and Inspire on October 30, 2020, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 2, 2020 (File No. 001-35258).

2.

Letter to the Company’s Employees from David Hoffman, Chief Executive Officer of the Company, dated October 30, 2020, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

3.	Letter to Dunkin’ U.S. Franchisees, dated October 30, 2020, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

4.	Letter to Baskin-Robbins U.S. and Canada Franchisees, dated October 30, 2020, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

5.	Letter to International Franchisees, dated October 30, 2020, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

6.	Letters to Governments and Trade Associations, dated October 31, 2020, copies of which are attached hereto as Exhibit 99.6 and incorporated herein by reference.

7.	Letter to Suppliers and Vendors, dated October 31, 2020, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

8.

Employee and Franchisee Town Hall Invitation Including Link to Letter from Paul Brown, Chief Executive Officer of Inspire, dated November 1, 2020, copies of which are attached hereto as Exhibit 99.8 and incorporated herein by reference.

Items #1-5 above were first used or made available on October 30, 2020. Items #6-7 above were first used or made available on October 31, 2020. Item #9 above was first used or made available on November 1, 2020. In addition, the information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 2, 2020 (including all exhibits attached thereto) are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of Company common stock described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company common stock, nor is it a substitute for any tender offer materials that Inspire, Vale Merger Sub, Inc. or the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and offer to buy shares of the Company common stock will be made only pursuant to an offer to purchase and related materials that Inspire intends to file with the SEC. At the time the tender offer is commenced, Inspire will cause Vale Merger Sub, Inc. to file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY THE COMPANY WITH THE SEC, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO THAT SHOULD BE READY CAREFULLY. Both the tender offer statement and the solicitation/recommendation statement will be made available at no charge on the SEC’s website: www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other tender offer documents (once they become available) will be mailed to the Company’s stockholders free of charge and additional copies may be obtained free of charge, by contacting Dunkin’ Brands Investor Relations either by telephone at 781-737-3200 or by e-mail at Investor.Relations@DunkinBrands.com or on the Company’s website at www.dunkinbrands.com. In addition to the offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.dunkinbrands.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, as well as the exhibits attached hereto, contain forward-looking statements and projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Generally, these statements may be identified by the use of words such as “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words and include, among other things, statements about the potential benefits of the proposed transaction, the prospective performance and outlook of the surviving company’s business, performance and opportunities, the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. In particular, some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements include, among others: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including franchisees and licensees; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) Inspire’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the company; (x) Inspire’s level of leverage and debt, including covenants that restrict the operation of its business; (xi) Inspire’s ability to service outstanding debt or obtain additional financing; and (xii) other factors as set forth from time to time in the Company filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Inspire and the Company, as applicable. The actual financial impact of the transaction may differ from the expected financial impact described in this filing or the exhibits attached hereto. Therefore, you should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Exhibit No.	Description

99.1	Joint Press release issued by the Company and Inspire on October 30, 2020 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by the Company with the SEC on November 2, 2020 (File No. 001-35258).

99.2	Letter to the Company’s Employees from David Hoffmann, Chief Executive Officer of the Company, dated October 30, 2020.

99.3	Letter to Dunkin’ U.S. Franchisees, dated October 30, 2020.

99.4	Letter to Baskin-Robbins U.S. and Canada Franchisees, dated October 30, 2020.

99.5	Letter to International Franchisees, dated October 30, 2020.

99.6	Letter to Governments and Trade Associations, dated October 31, 2020.

99.7	Letter to Suppliers and Vendors, dated October 31, 2020.

99.8	Employee and Franchisee Town Hall Invitation, dated November 1, 2020.